UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐  Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:	Capitalworks Emerging Markets Acquisition Corp
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	1345 Avenue of the Americas, 11th Floor
City, State and Zip Code:	New York, New York, 10105

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q for the quarterly period ended December 31, 2023 within the prescribed time period without unreasonable effort or expense because additional time is needed to complete the review of the financial statements for the quarterly period ended December 31, 2023. The Registrant anticipates that it will file its Form 10-Q within the fifth-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Herman G. Kotzé	+27	11 301-3000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended December 31, 2023, the Registrant had net income of approximately $0.70 million, which consisted primarily of interest income   earned on cash and marketable securities held in the Registrant’s trust account amounting to approximately $0.58 million, and change in fair value of the derivative warrant liability of approximately $0.20 million and the forward purchase agreement liability of approximately $0.24 million, formation and operating costs amounting to approximately $0.27 million and administrative fees of approximately $0.06 million.

For the nine months ended December 31, 2023, the Registrant had net income of approximately $2.83 million, which consisted primarily of interest income earned on cash and marketable securities held in the Registrant’s trust account amounting to approximately $2.98 million, and change in fair value of the derivative warrant liability of approximately $1.45 million, partially offset by formation and operating costs amounting to approximately $1.08 million, change in fair value of the forward purchase agreement liability of approximately $0.34 million and administrative fees of approximately $0.18 million.

Capitalworks Emerging Markets Acquisition Corp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2024	By:	/s/ Herman G. Kotzé
Herman G. Kotzé
Chief Financial Officer